CORAL GOLD RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED APRIL 30, 2005

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company”) for the quarter ended April 30, 2005 should be read in conjunction with the April 30, 2005 consolidated interim financial statements and the notes thereto. The effective date of this Discussion and Analysis (“MD&A”) is June 24, 2005. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward looking statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Overview

The Company’s principal business activities are the exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson Mining Claims located in Crescent Valley, Nevada.

Robertson Property

The Company conducted additional exploratory drilling at its 100% owned Robertson Property located in Crescent Valley, NV in 2004. The purpose of the drilling was to expand the 39A Zone resource and evaluate the potential depth extent of the high-grade structural zones in the Gold Pan resource area. A recent re-interpretation of previous drilling conducted by Amax Gold and Cortez Gold Mines in the 39A Zone, suggested potential for significantly expanding that resource to the west and southwest.

The results of the April 2004 drill program encountered strongly anomalous gold values. The April 2004 drilling resulted in a modest increase to the 39A resource and provided a better definition of the western margin of the 39A Zone mineralization. The results of the November 2004 drill program provides strong evidence that the mineralization remains robust with excellent potential for significant expansion both to the east and north and excellent potential for expanding 39A mineralization eastward.

Norma Sass Property

Agnico-Eagle (USA) Ltd. commenced drilling on the Norma-Sass property in May 2005. The Company holds a 2/3 leasehold interest and Levon Resources Ltd. (“Levon”) holds a 1/3 leasehold interest in the Norma Sass property located in Lander County, Nevada.

In January 2005, the Company assigned and sub-leased the property and granted a mining lease to Agnico-Eagle (USA) Ltd., a subsidiary of Agnico-Eagle Mines Ltd. Under terms of the agreement, Agnico-Eagle (USA) is committed to 13,000 ft of drilling on the Norma Sass property.

The property consists of 37 unpatented lode claims situated approximately one-half mile south of the Gold Acres open pit gold mine owned by Cortez Gold Mines, Inc. Prior drilling by Levon on the Norma Sass property returned a number of significant gold intercepts hosted by variably altered lower plate Devonian Wenban Limestone. In 1995, Levon completed eight vertical RC holes ranging in depth from 700 ft to 1,280 ft and totaling 8,295 ft. All of the holes encountered gold values exceeding 0.01 oz Au/t over intervals ranging from 5-ft- to 130-ft-thick. Using a 0.01 oz Au/t cutoff grade, the best drill intercepts were returned in holes NS95-1 (70’/0.024 oz Au/t from 180 ft, followed by 130’/0.024 oz Au/t from 260 ft), NS95-3 (60’/0.027 oz Au/t from 470 ft) NS95-4 (50’/0.021 oz Au/t from 350 ft) and NS95-8 (40’/0.030 oz Au/t from 490 ft). The Levon drilling was supervised by C. J. Sampson, P. Eng., a qualified person pursuant to National Instrument 43-101.

Gold mineralization at Gold Acres occurs in a low-angle shear zone developed in carbonate strata of the Silurian Roberts Mountains Fm that dips southward toward the Norma Sass property. The highest gold grades at Gold Acres occur where the low-angle shear zone is intersected by a series of northeast-striking high-angle normal faults. The high-angle faults also extend on to the Norma Sass property. These structural features, together with the gold-bearing drill intercepts and presence of favorable host rocks, suggest potential for discovery of higher grade gold hosted by sheared Roberts Mountains Fm at depths of less than 2,000 ft on the Norma Sass property.

Results of operations

Three months ended April 30, 2005 (“Q1-2006”) compared with the three months ended April 30, 2004 (“Q1-2005”)

General and administrative expenses

General and administrative expenses totaled $190,986 for Q1-2006 compared with $106,650 for Q1-2005, an increase of $84,336. The higher loss in the current quarter is partially due to $36,400 in stock-based compensation charged to operations during that period whereas nil charged in Q1-2005. General and administrative expenses increased by $47,936 when the stock based compensation expense is excluded. This change is primarily due to increases of $23,744 in legal fees, $15,910 in travel expenses and $10,005 in salaries and benefits. Other items such as investor relations, listing and filing fees, transfer agent fees, and office costs remained consistent with Q1-2005. The increase in legal fees was the result of the Company getting listed on the Frankfurt and Berlin-Bremen stock exchanges and legal services regarding SEC filing requirements. Higher travel expenses were the result of three directors promoting the Company in Europe and the Company’s participation in a tradeshow in Toronto. Salaries are higher due to increased staffing levels from Q1-2005 to accommodate increased corporate activity.

Loss for the period

The loss for the three months ended April 30, 2005 was $180,467 compared with a loss of $96,298 for the three months ended April 30, 2004. The loss increase of $84,169 in the current quarter is partially due to the $36,400 stock-based compensation expense attributed to 42,500 stock options being granted to employees in Q1-2006 compared to nil in Q1-2005. While Q1-2006 experienced a decrease in interest revenue of $2,926, it had an increase of $3,093 in gains from sale of equipment and foreign exchange. The net result is negligible to the change in overall loss for the current period. The increase in loss is attributed to general and administrative expenses as noted above.

Summary of quarterly results

	2005	2005	2004	2004	2004	2004	2003	2003
Period ended	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul. 31 Q2
Loss	$(180,467)	$(472,890)	$(195,850)	$(113,781)	$(96,297)	$(119,187)	$(298,913)	$(123,892)
Loss per share	(0.04)	(0.10)	(0.04)	(0.03)	(0.02)	(0.03)	(0.09)	(0.04)
Total assets	10,591,164	10,749,628	10,730,245	10,970,422	11,094,375	10,967,000	9,973,553	8,599,504

The general trend has been an increase in overall expenses because of the increase in exploration activities, the associated support staff, continuing efforts to promote company awareness, and the change in accounting policy for stock-based compensation. As of January 1, 2004 the Company is required to record the fair value of stock options granted to employees and non-employees whereas prior to that time only non-employee stock options were applicable. Higher than usual prior quarter’s losses in 2004 include the effect of mineral property and advances write offs whereas there are no such items since then.

Liquidity and capital resources

April 30, 2005, the Company had cash and cash equivalents of $1,210,990 and working capital of $1,206,679. The Company feels it has sufficient cash on hand at this time to finance planned exploration work on its mineral properties and maintain operations. Mineral exploration and development is capital intensive and in order to maintain its interests, the Company will likely be required to raise new equity capital in the future. The Company invested $79,058 during the period ended April 30, 2004 on mineral exploration, of which all was expended on its Robertson property. There is no assurance that the Company will be successful in raising new equity capital.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

Related party transactions for the period ended April 30, 2005 are as follows:

a)	The Company paid, or made provision for the future payment, of the following amounts to related parties:

i)	$44,771 (2004 - $27,612) for administrative expenses to a private Company beneficially owned by the Company and a number of other public companies related through common Directors;

ii)	$22,500 (2004 - $22,500) management fees to a private company controlled by a director;

iii)	$7,500 (2004 - $7,500) in consulting fees to a private company owned by a director;

b)
Advances receivable include $28,003 (2004 - $28,003) due from a joint venture with common management and common directors and $31,427 (2004: $11,299) with two companies with common management and common directors.

c)
Advances payable include $31,333 (2004 - $33,333) due to Directors in regards to past directors’ fees; $32,540 (2004 - $32,540) due to a company with common management and common directors; $2,150 (2004 - $24,125) to a company controlled by a Director; and $4,387 to the private company that provides administrative services as noted in item i) above.

d)	An allowance in the amount of $209,840 has been accrued in respect of advances made to a company with common management.

e)	The loan receivable of $83,000 is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Changes in accounting policies

None.

Outstanding share data

At April 30, 2005 there were 4,648,905 common shares outstanding.

Summary of stock options outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$2.50	September 5, 2005	142,600
$1.70	December 1, 2009	392,900
$1.70	April 12, 2010	42,500
		578,000

Summary of warrants outstanding is as follows:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$3.10	October 12, 2005	412,900
$3.60	November 17, 2005	204,425
$3.90	December 19, 2005	102,956
$4.80	February 16, 2006	104,380
$5.50	February 17, 2006	150,840
		975,501

Subsequent events

Subsequent to the end of the period, 7,000 options were exercised at a price of $1.70.